UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT Pursuant
to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 11, 2023

OFFICE PROPERTIES INCOME TRUST

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-34364	26-4273474
(Commission File Number)	(IRS Employer Identification No.)

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts	02458-1634
(Address of Principal Executive Offices)	(Zip Code)

617-219-1440

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Shares of Beneficial Interest	OPI	The Nasdaq Stock Market LLC
6.375% Senior Notes due 2050	OPINL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

In this Current Report on Form 8-K, the terms “we”, “us” and “our” refer to Office Properties Income Trust.

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 11, 2023, we and Diversified Healthcare Trust, or DHC, entered into an Agreement and Plan of Merger, or the Merger Agreement, pursuant to which, on the terms and subject to the satisfaction or waiver of the conditions thereof, DHC will be merged with and into us, with us continuing as the surviving entity in the merger, or the Merger.

Pursuant to the terms and subject to the conditions and limitations set forth in the Merger Agreement, at the date and time the Merger becomes effective, or the Effective Time, each common share of beneficial interest, $0.01 par value per share, of DHC, or the DHC Common Shares, issued and outstanding as of immediately prior to the Effective Time will be automatically converted into the right to receive 0.147 (such ratio, the Exchange Ratio) of our common shares of beneficial interest, $0.01 par value per share, or the OPI Common Shares, subject to adjustment for certain reclassifications, distributions, recapitalizations or similar transactions and other exceptional distributions as described in the Merger Agreement, with cash paid in lieu of fractional shares. Other than as provided in the Merger Agreement, the Exchange Ratio is fixed and will not be adjusted to reflect changes in the market price of the OPI Common Shares or the DHC Common Shares prior to the Effective Time. The OPI Common Shares issued and outstanding immediately prior to the Effective Time will remain issued and outstanding common shares of beneficial ownership of the surviving entity following the Merger. We expect to change our name from “Office Properties Income Trust” to “Diversified Properties Trust” at the Effective Time.

The transactions contemplated by the Merger Agreement and the terms thereof were evaluated, negotiated and recommended to our Board of Trustees, or our Board, by a special committee of our Board, or the OPI Special Committee, and to DHC’s board of trustees, or the DHC Board, by a special committee of DHC’s Board, or the DHC Special Committee, each consisting of disinterested, independent trustees of us and DHC, respectively. Following the recommendations of the OPI Special Committee and the DHC Special Committee, our Board and the DHC Board each approved the Merger Agreement and the transactions contemplated thereby and resolved to recommend that the OPI and DHC shareholders, respectively, vote in favor of approval of the Merger and the transactions contemplated thereby. Our shareholders will be asked to vote on the approval of the Merger and related matters, including the issuance of OPI Common Shares in the Merger, at a special meeting of our shareholders.

The consummation of the Merger is subject to the satisfaction or waiver of certain closing conditions, including, among others: (1) the approval of the Merger by the affirmative vote of at least a majority of all the votes entitled to be cast by holders of outstanding DHC Common Shares at the meeting held for that purpose, or the DHC Shareholder Approval; (2) the approval of the Merger by the affirmative vote of at least a majority of all the votes entitled to be cast by holders of outstanding OPI Common Shares at the meeting held for that purpose; (3) the approval of the issuance of OPI Common Shares to be issued in the Merger, or the Share Issuance, by the affirmative vote of at least a majority of all votes cast by holders of outstanding OPI Common Shares at the meeting held for that purpose (items (2) and (3), together, the OPI Shareholder Approval); (4) the absence of any statute, rule or regulation by any governmental entity of competent jurisdiction or any temporary, preliminary or permanent judgment, order or decree by any court of competent jurisdiction which would prohibit or make illegal or prevent the consummation of the Merger or any of the transactions contemplated by the Merger Agreement; (5) the effectiveness of the registration statement on Form S-4, or the Form S-4, to be filed by us with the Securities and Exchange Commission, or the SEC, in connection with the Share Issuance; (6) the approval (subject to notice of issuance) of the Nasdaq Stock Market LLC of the listing of the OPI Common Shares to be issued in the Merger; (7) the extension or replacement of our existing revolving credit agreement, on terms that, among other things, would not be reasonably likely to be materially adverse to the business, operations or financial condition of us after giving effect to the Merger and would not delay or prevent the consummation of the Merger; (8) the receipt of certain tax opinions by us and DHC; and (9) the other party’s representations and warranties being accurate (subject to certain customary materiality exceptions) and the other party having performed or complied in all material respects with its agreements and covenants in the Merger Agreement.

The Merger Agreement contains certain customary representations, warranties and covenants, including covenants providing that we and DHC will use reasonable best efforts to conduct our and its respective businesses in all material respects in the ordinary course during the period between the execution of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, and to refrain from taking certain types of actions without the other party’s consent during the period between the execution of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, subject in each case to specified exceptions.

We and DHC have agreed not to declare, set aside or pay any dividend or other distribution without the prior written consent of the other party, except that (1) we may declare and pay distributions at an annual rate not in excess of $2.20 per share (provided that we are required to pay annual distributions at an annual rate of at least $1.00 per share) and (2) DHC may declare and pay distributions at an annual rate not in excess of $0.04 per share. In addition, we and DHC may pay distributions to maintain our respective tax qualification as a real estate investment trust or to eliminate or reduce certain taxes (subject to an adjustment of the Exchange Ratio provided for in the Merger Agreement).

We and DHC have also agreed to certain non-solicitation restrictions that require us and DHC not to, and to cause their respective subsidiaries and representatives not to, among other things, (1) solicit proposals relating to certain alternative transactions, (2) engage in, continue or participate in discussions or negotiations or provide information in connection with or for the purpose of encouraging or facilitating any proposal for any such alternative transaction or (3) enter into any agreements (other than certain confidentiality agreements) with respect to any such alternative transaction, subject to certain customary exceptions. Notwithstanding these restrictions, prior to obtaining the OPI Shareholder Approval and the DHC Shareholder Approval, we or DHC, as applicable, may engage in discussions or negotiations and provide non-public information to a third party that has made a written competing proposal that did not result from a material breach of the non-solicitation restrictions and that the applicable board of trustees or special committee determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement).

Prior to obtaining the OPI Shareholder Approval or the DHC Shareholder Approval, the OPI Special Committee or the DHC Special Committee, respectively, may, in certain circumstances, effect an Adverse Recommendation Change (as defined in the Merger Agreement), and our Board or the DHC Board and the respective special committee may terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal, subject to complying with specified notice requirements and other conditions set forth in the Merger Agreement, including paying a termination fee in specified circumstances, as described below.

The Merger Agreement may be terminated by us or DHC at the direction of the respective special committee or our Board or the DHC Board, respectively, based on the recommendation of such special committee under certain other circumstances, including, among others, (1) if the Merger has not been consummated on or before September 29, 2023, (2) if a judgment, order or decree or action by a governmental authority of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the Merger or the actions contemplated thereby has become final and non-appealable, (3) if the DHC Shareholder Approval is not obtained at a shareholder meeting at which the approval of the Merger was voted upon or (4) if the OPI Shareholder Approval was not obtained at a shareholder meeting at which the approval of the Merger and the Share Issuance was voted upon. In addition, subject to certain conditions, the Merger Agreement may be terminated (a) by us or DHC, if, prior to obtaining the applicable shareholder approval, the other party effects an Adverse Recommendation Change or fails to timely publicly reaffirm its recommendation, (b) by us if we determine to enter into an agreement with respect to a Superior Proposal, (c) by DHC if DHC determines to enter into an agreement with respect to a Superior Proposal, (d) by either us or DHC if the other party materially breaches, violates or fails to perform its representations, warranties, covenants or agreements under the Merger Agreement such that there is a failure of certain conditions to the Merger that is not curable or timely cured or (e) by DHC, on or after July 1, 2023, if OPI fails to comply with its covenant in the Merger Agreement to extend the expiration date of the commitment letter described below (as permitted by such commitment letter). We and DHC may also terminate the Merger Agreement by mutual written consent.

The Merger Agreement provides that DHC will be required to make a payment of $5.9 million to us if DHC terminates the Merger Agreement to enter into an agreement with respect to a Superior Proposal and in certain other circumstances. The Merger Agreement provides that we will be required to make a payment of $11.2 million to DHC if we terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal and in certain other circumstances.

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The foregoing description of certain provisions of the Merger Agreement is not complete and is subject to and qualified in its entirety by reference to the copy of the Merger Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

In connection with the execution of the Merger Agreement, we entered into a commitment letter, dated as of April 11, 2023, with JPMorgan Chase Bank, N.A. (“JPM”), pursuant to which JPM has committed to provide, subject to the terms and conditions of the commitment letter, a senior secured bridge facility to us in an aggregate principal amount of $368 million.

The Merger Agreement and above description have been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about us, DHC, The RMR Group LLC, or RMR, or our or their respective subsidiaries or affiliates. The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made by the parties), may have been made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries to the representations and warranties contained in the Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our or DHC’s public disclosures.

Third Amended and Restated Property Management Agreement and Letter Agreement

RMR serves as our and DHC’s manager and will continue to manage the surviving entity following the Merger. Contemporaneously with the execution of the Merger Agreement, on April 11, 2023, we and RMR entered into a Third Amended and Restated Property Management Agreement, or the Amended Property Management Agreement. The effectiveness of the Amended Property Management Agreement is conditioned upon and will be concurrent with the consummation of the Merger. If the Merger is not consummated, the Amended Property Management Agreement will not become effective and the Second Amended and Restated Property Management Agreement, or the Current Property Management Agreement, will remain in effect.

Pursuant to the Amended Property Management Agreement, at the Effective Time properties currently owned by DHC that are subject to its existing property management agreement, including its medical office and life science properties, will become subject to the terms and conditions of the Amended Property Management Agreement. Also pursuant to the Amended Property Management Agreement, RMR will be entitled to a renovation and repositioning fee equal to 3% of the cost of any major capital projects and repositionings at senior living communities currently owned by DHC that the surviving entity may request RMR to oversee from time to time, consistent with DHC’s existing property management agreement with RMR. The terms of the Amended Property Management Agreement are otherwise consistent with the terms of the Current Property Management Agreement.

The foregoing description of the Amended Property Management Agreement is not complete and is subject to and qualified in its entirety by reference to the copy of the Amended Property Management Agreement attached as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

In addition, contemporaneously with the execution of the Merger Agreement, we, DHC and RMR entered into a letter agreement, or the RMR Letter Agreement, pursuant to which, on the terms and subject to conditions contained therein, DHC and RMR have acknowledged and agreed that, effective upon consummation of the Merger, DHC shall have terminated its business and property management agreements with RMR for convenience, and RMR shall have waived its right to receive payment of the termination fee pursuant to each such agreement upon such termination. The foregoing terminations and waivers apply only in respect of the Merger and do not apply to any other transaction or arrangement, including any Competing Proposal or Superior Proposal (each as defined in the Merger Agreement).

Item 9.01. Financial Information and Exhibits.

(d)            Exhibits

2.1	Agreement and Plan of Merger, dated as of April 11, 2023, by and among Office Properties Income Trust and Diversified Healthcare Trust.* (Filed herewith.)
10.1	Third Amended and Restated Property Management Agreement, dated as of April 11, 2023, between the Company and The RMR Group LLC. (Filed herewith.)
104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document.)

*           Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. We hereby undertake to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC; provided that we may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

Important Additional Information About the Transaction

In connection with the Merger, we intend to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the OPI Common Shares to be issued in the Merger. We and DHC intend to file a joint proxy statement/prospectus and other documents concerning the Merger with the SEC. The proposed transaction involving us and DHC will be submitted to our and DHC’s shareholders for their consideration. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT US, DHC AND THE MERGER. When available, the relevant portions of the joint proxy statement/prospectus will be mailed to our and DHC’s shareholders. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by us with the SEC may be obtained for free on our Investor Relation’s website at www.opireit.com/investors/ or by contacting our Investor Relations department at 1-617-219-1410.

In addition to the registration statement and joint proxy statement/prospectus expected to be filed, we file annual, quarterly and current reports and other information with the SEC. Our filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

We and certain of our trustees and executive officers, DHC and certain of its trustees and executive officers, and RMR and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from our and DHC’s shareholders in connection with the Merger. Certain information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of our and DHC’s shareholders in connection with the Merger and a description of their direct and indirect interests will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about our trustees and executive officers is included in the proxy statement for our 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Information about DHC’s trustees and executive officers is included in the proxy statement for DHC’s 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Warning Concerning Forward-Looking Statements

This Current Report on Form 8-K contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever we use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, we are making forward-looking statements. These forward-looking statements are based upon our present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by our forward-looking statements as a result of various factors. For example: (a) the closing of the Merger is subject to the satisfaction or waiver of closing conditions, including the OPI Shareholder Approval, the DHC Shareholder Approval and the extension or replacement of our existing revolving credit agreement, some of which are beyond our control, and we cannot be sure that any or all of these conditions will be satisfied or waived. In addition, financing, consents or approvals required in connection with the Merger may not be received or obtained within the expected timeframe, on the expected terms or at all, and we may not be able to recast our existing revolving credit facility on favorable terms as expected in connection with the proposed transaction. Accordingly, the Merger may not close on the contemplated terms or at all or it may be delayed; (b) our Board will consider many factors when setting distribution rates, and thus future distribution rates may be increased or decreased and we cannot be sure as to the rate at which future distributions will be paid; (c) the transactions contemplated by the Merger Agreement and the terms thereof were evaluated, negotiated and recommended to our Board by the OPI Special Committee and to the DHC Board by the DHC Special Committee, each comprised solely of our and DHC’s respective disinterested, independent trustees, and were separately approved by our Independent Trustees and by our Board and by DHC’s independent trustees and the DHC Board, and that JPM acted as exclusive financial advisor to the OPI Special Committee and BofA Securities, Inc. acted as exclusive financial advisor to the DHC Special Committee. Despite this process, we and DHC could be subject to claims challenging the Merger or other transactions or our entry into the Merger and related agreements because of the multiple relationships among us, DHC and RMR and their related persons and entities or other reasons, and defending even meritless claims could be expensive and distracting to management; and (d) the Merger is subject to various additional risks, including: the risk that the combined businesses will not be integrated successfully or that the integration will be more costly or more time-consuming and complex than anticipated; the risk that cost savings and synergies anticipated to be realized by the Merger may not be fully realized or may take longer to realize than expected; risks associated with the impact, timing or terms of the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; risks related to future opportunities, plans and strategy for the combined company, including the uncertainty of expected future financial performance, expected access to capital, timing of accretion, distribution rates and results of the surviving entity following completion of the Merger and the challenges facing the industries in which we and DHC currently operate and the surviving entity will, following the closing of the transaction, operate; risks related to the market value of the OPI Common Shares to be issued in the Merger; the expected qualification of the Merger as a tax-free “reorganization” for U.S. federal income tax purposes; risks associated with expected financing transactions undertaken in connection with the Merger and risks associated with indebtedness incurred in connection with the Merger, including the potential inability to access, or reduced access to, the capital markets or other capital sources or increased cost of borrowings, including as a result of a credit rating downgrade; risks associated with the level of capital expenditures of us, DHC and the surviving entity, including possible changes in the amount of timing of capital expenditures; risks associated with the impact of general economic, political and market factors on us, DHC or the Merger; and other matters.

Our Annual Report on Form 10-K for the year ended December 31, 2022, including under the caption “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our other filings with the SEC identify other important factors that could cause differences from any forward-looking statements. Our filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, we do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OFFICE PROPERTIES INCOME TRUST

By:	/s/ Matthew C. Brown
Name:	Matthew C. Brown
Title:	Chief Financial Officer and Treasurer

Dated: April 12, 2023